Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON AUGUST 29TH, 2024

1. Date, Time and Venue: August 29, 2024, at 10:00 a.m., by videoconference, pursuant to article 9 of the Internal Rules of the Fiscal Council of Suzano S.A. (“Suzano” or Company”).

2. Attendance: The following Fiscal Council members of the Company attended the meeting by videoconference: Messrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. The meeting was also attended by Mrs. Júlia Reis Botelho Martins, who served as secretary.

3. Agenda: The members of the Company’s Fiscal Council met to examine and give their opinion on management’s proposal to merge the following companies (a) Timber VII SPE S.A., corporation, enrolled with CNPJ/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber VII”); (b) Pradaria Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001 22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with head office in the city of Ribas do Rio Pardo, at Rodovia BR 262, Km 220 - Suzano S/A, s/n, S/N, Sala Bataguassu, Zona Rural district, ZIP Code 79180-000 (“Pradaria”); (c) Timber XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber XX”); (d) Cabeceira Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Cabeceira”); and (e) Frigg Florestal S.A., corporation, enrolled with CNPF/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Frig Florestal” and all of them, when considered jointly, “Target Companies”) by Suzano, in accordance with the Protocol and Justification of Merger executed on this date (“Mergers” and “Protocol and Justification”, respectively), which establishes the general terms and conditions of the Mergers, their justifications and the criteria for evaluating the net equity of the Target Companies, as well as attaching the respective appraisal reports prepared by the specialized company Apsis Consultoria e Avaliações Ltda. (“Appraisal Reports”).

4. Minutes in Summary Form: The Fiscal Council members present unanimously approved the drawing up of these minutes in summary form, and having been waived the reading of the Management Proposal as they were already aware of it.

5. Resolutions: Once the Meeting was started, the members of the Company’s Fiscal Council examined the following matters, which will be submitted to the Company’s Extraordinary General Meeting (“EGM”) to be held on September 30, 2024, to be called for this purpose, and, in accordance with the sub-item III of article 163 of Law No. 6,404, dated as of December 15, 1976, as amended and the Company’s Bylaws and, unanimously and without any reservations gave a favorable opinion: (i) approval of the Protocol and Justification executed on this date between the Company and the Target Companies, which establishes all the terms and conditions of the Mergers; (ii) ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda., a company enrolled with the CNPJ/MF under No. 08.681.365/0001-30, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”), as the appraisal company responsible for preparing the Appraisal Reports at book value of the net equity of the Target Companies, for the purposes of the Mergers; (iii) approval of the Appraisal Reports, which determined the values set out in Exhibit I to these minutes, as well as the values of the net equity of each Target Company to be transferred to Suzano, according to their respective balance sheets, which are: (a) Timber VII: five hundred and forty-five million, two hundred and forty-five thousand, four hundred and thirteen reais and fifty cents (BRL 545,245,413.50); (b) Pradaria: five hundred and forty-five million, one hundred and fifty thousand, six hundred and fifty-six reais and thirty-two cents (BRL 545,150,656.32); (c) Timber XX: five hundred and eighteen million, twenty-six thousand, nine hundred and twenty-two reais and forty-four cents (BRL 518.026.922,44); (d) Cabeceira: two hundred and forty-one million, forty-five thousand, seven hundred and twenty-five reais and eleven cents (BRL 241,045,725.11); and (e) Frigg Florestal: two hundred and seventy-six million, eight hundred and seventy-four thousand, eight hundred and fifty-six reais and sixty-one cents (BRL 276,874,856.61); and (iv) approval of the Mergers in the terms and conditions defined in the Protocol and Justification. As established in the Protocol and Justification, such Mergers will not result in an increase in the Company’s capital and, consequently, there will be no share exchange ratio, given that the Company currently is the direct or indirect holder of one hundred percent (100%) of the share capital of each of the Target Companies. After the aforementioned decisions, the Fiscal Council Members approved the issue of the Report attached hereto as Exhibit II.

6. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all members present.

São Paulo/SP, August 29, 2024.

___________________________ Júlia Botelho Martins Board Secretary

Attending Fiscal Council Members:

___________________________
Eraldo Soares Peçanha
Fiscal Council Member
___________________________
Luiz Augusto Marques Paes
Fiscal Council Member

___________________________
Rubens Barletta
Fiscal Council Member

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXHIBIT I

Appraisal Reports of the Target Companies

[As per Annex B to the Management Proposal for the Extraordinary General Meeting of September 30, 2024]

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXHIBIT II

Fiscal Council Opinion

The Fiscal Council of Suzano S.A. (“Company”), within its legal duties, especially under the article 163, sub-item III of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), in a meeting held on this date, examined the management’s proposal to merge the companies (a) Timber VII SPE S.A., corporation, enrolled with CNPF/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber VII”); (b) Pradaria Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001 22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with head office in the city of Ribas do Rio Pardo, at Rodovia BR 262 , Km 220 – Suzano S/A , s/n, Sala Bataguassu, Zona Rural district, ZIP Code 79180-000 (“Pradaria”); (c) Timber XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber XX”); (d) Cabeceira Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Cabeceira”); and (e) Frigg Florestal S.A., corporation, enrolled with CNPJ/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Frig Florestal” and jointly, the “Target Companies”) by the Company, under the Protocol and Justification of Merger executed on this date (“Mergers” and “Protocol and Justification”, respectively), which establishes the general terms and conditions of the Mergers, their justifications and the criteria for evaluating the net equity of the Target Companies, as well as bringing in its Annex I the Appraisal Reports with the value of the net equity of the Target Companies: (a) Timber VII: five hundred and forty-five million, two hundred and forty-five thousand, four hundred and thirteen reais and fifty cents (BRL 545,245,413.50); (b) Pradaria: five hundred and forty-five million, one hundred and fifty thousand, six hundred and fifty-six reais and thirty-two cents (BRL 545,150,656.32); (c) Timber XX: five hundred and eighteen million, twenty-six thousand, nine hundred and twenty-two reais and forty-four cents (BRL 518.026.922,44); (d) Cabeceira: two hundred and forty-one million, forty-five thousand, seven hundred and twenty-five reais and eleven cents (BRL 241,045,725.11); and (e) Frigg Florestal: two hundred and seventy-six million, eight hundred and seventy-four thousand, eight hundred and fifty-six reais and sixty-one cents (BRL 276,874,856.61), prepared by the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62,

6th floor, Centro, ZIP Code 20021-290, under the article 227 of the Brazilian Corporation Law and concluded by unanimous vote and without reservations, to ratify the appointment and hiring of the Appraiser in order and favorable to their approval by the Company’s Extraordinary General Meeting, which may be held for this purpose, in compliance with the Brazilian Corporation Law.

São Paulo, SP, August 29, 2024.

___________________________
Eraldo Soares Peçanha
Fiscal Council Member
___________________________
Luiz Augusto Marques Paes
Fiscal Council Member

___________________________
Rubens Barletta
Fiscal Council Member